UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Great Lakes Dredge & Dock Corporation

(formerly known as Great Lakes Dredge & Dock Holdings Corp.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

390607 10 9

(CUSIP Number)

Madison Dearborn Partners, L.L.C.
70 W. Madison Street, Suite 3800
Chicago, Illinois  60602
(312) 895-1000
c/o Mark Tresnowski, General Counsel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
 Carol Anne Huff
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

December 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806683 10 8		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 26,606,526 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 26,606,526 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,606,526 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.5% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 26,606,526 shares of Common Stock

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 26,606,526 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,606,526 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.5% of Common Stock (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

Item 1.                                   Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, par value $0.0001 per share (the “Common Stock”), of Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 2122 York Road, Oak Brook, Illinois 60523.

Item 2.                                   Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)                                     Madison Dearborn Capital Partners IV, L.P. (“MDCP IV”), a Delaware limited partnership, by virtue of its being the record holder of 26,606,526 shares of Common Stock of the Company; and

(ii)                                  Madison Dearborn Partners IV, L.P. (“MDP IV”), a Delaware limited partnership, by virtue of its being the general partner of MDCP IV,

all of whom are collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement dated January 5, 2007, filed as Exhibit A hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Certain information required by this Item 2 concerning the limited partner committee of MDP IV and its general partner is set forth on Schedule A attached hereto, which is incorporated herein by reference.

The address of the principal business office of each of MDCP IV and MDP IV is c/o Madison Dearborn Partners, L.L.C., 70 W. Madison Street, Suite 3800, Chicago, Illinois 60602.

MDCP IV is a private equity investment fund.  MDP IV is engaged primarily in the business of serving as the general partner of MDCP IV.

None of the Reporting Persons nor, to the best of their knowledge, any of the persons set forth on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the best of their knowledge, any of the persons set forth on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 3.                                   Source and Amount of Funds or Other Consideration.

As disclosed in the Company’s Registration Statement on Form S-4, on December 26, 2006, GLDD Acquisitions Corp. (“GLDD”) merged with and into Aldabra Merger Sub, L.L.C. (the “Great Lakes Merger”), which was a wholly owned subsidiary of Aldabra Acquisition Corporation (“Aldabra”).  In connection with the Great Lakes Merger, GLDD’s stockholders, including MDCP IV, received shares of Aldabra common stock in exchange for their equity interests in GLDD.  Following such merger, also on December 26, 2006, Aldabra merged with and into its indirect wholly owned subsidiary, GLH Merger Sub L.L.C.  (the “Holdings Merger”).  As a result of the Holdings Merger, the Aldabra stockholders (including MDCP and the other former GLDD stockholders) received Common Stock of the Company.  The Common Stock of the Company began trading on The Nasdaq Global Market on December 27, 2006.

Item 4.                                   Purpose of Transaction.

The purpose of the Great Lakes Merger was the merger of Aldabra and GLDD pursuant to which Aldabra’s stockholders received approximately 28% of the surviving company and GLDD stockholders received approximately 72% of the surviving company.  The purpose of the Holdings Merger was to adopt new transfer restrictions to regulate the ownership of the Company’s Common Stock by persons that are not citizens of the United States for purposes of maritime law.

As disclosed in the Company’s Form S-4, the Company’s certificate of incorporation provides that, as long as MDCP IV owns capital stock of the Company with 50% or more of the voting power of the Company’s capital stock, MDCP IV will have the power to designate up to two directors of the company that would be entitled to four votes in each matter submitted to directors of the Company for vote.  In accordance with the Certificate of Incorporation, MDCP IV has designated two directors to have four votes.

In addition, in connection with the Great Lakes Merger, the Company, MDCP IV and certain other stockholders of the Company entered into an investor rights agreement.  The investor rights agreement provides that, from and after the time that MDCP IV is no longer entitled to designate directors with multiple votes (as determined by the Company’s certificate of incorporation), MDCP IV will also have the right to designate a number of directors to the Company’s board proportional to the voting power represented by the shares of the Company’s capital stock that MDCP IV owns until such time as MDCP IV owns less than 5% of the voting power of all of the outstanding capital stock of the Company. Holders of more than 25% of the MDCP IV shares will have certain information and inspection rights. Additionally, the investor rights agreement sets forth affirmative and negative covenants to which the Company will be subject to as long as MDCP IV owns more than 25% of the voting power of the Company. The negative covenants restrict the Company from conducting certain activities or taking certain actions, including, without limitation, making distributions on its capital stock, redemptions, purchase or acquisitions of its equity securities, issuance of debt or convertible or exchangeable debt securities, mergers and acquisitions, asset sales, liquidations, recapitalizations, non-ordinary business activities, change of organizational documents, and change of arrangements with its officers, directors, employees and other related persons.  Pursuant to the affirmative covenants, without the prior written consent of MDCP IV, the Company is required to perform certain activities, including, without limitation, preservation of its corporate existence and material licenses, authorizations and permits necessary to the conduct of its business, maintenance of its material properties, discharge of certain statutory liens, performance under material contracts, compliance with applicable laws and regulations, preservation of adequate insurance coverage, and maintenance of proper books of record and account.

The investor rights agreement also provides for certain registration rights with respect to shares held by the stockholders that are party to the investor rights agreement.  Holders of at least a majority of the shares acquired by MDCP IV will have the right to demand registration under the Securities Act of all or any portion of their registrable securities subject to certain limitations.  Holders of these Sahares may demand three long-form registrations and an unlimited number of short-form registrations.  Additionally, whenever the Company proposes to register any of its securities under the Securities Act and the registration form to be used may be used for the registration of registrable securities, MDCP IV may request the inclusion of its registrable securities in such registration.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)                                  The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Company;

(f)                                    Any other material change in the Company’s business or corporate structure;

(g)                                 Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                                 Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                     Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The foregoing discussion is qualified in its entirety by reference to the Company’s Certificate of Incorporation and the Investor Rights Agreement, the terms of each of which are incorporated herein by reference to Exhibits B and C hereto.

Item 5.                                   Interest in Securities of the Issuer.

(a)—(b)      MDCP IV has the shared power to vote and dispose of 26,606,526 shares, constituting approximately 66.5% of the outstanding Common Stock.  MDP IV, as the general partner of MDCP IV may also be deemed to share the power to vote and dispose of the Shares held by MDCP.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D by MDCP IV and MDP IV shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the Shares.

All of the percentages calculated in this Schedule 13D are based upon an aggregate of 39,985,678 shares of Common Stock outstanding as of December 26, 2006.

(c)                                  Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

(d)                                 To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)                                  Inapplicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to an Adjustment Escrow Agreement, dated December 26, 2006, 516,958 of the shares issued to the GLDD stockholders (including 437,037 Shares issued to MDCP) were delivered to Wells Fargo for deposit into a separate escrow account established pursuant to the Escrow Agreement.  These shares will be released, pro rata, to the persons who held shares of GLDD common stock, to the extent the incremental consideration estimated at closing is less than the adjusted incremental consideration calculated after the closing pursuant to the adjustment mechanisms contemplated by the Agreement and Plan of Merger, dated as of June 20, 2006, by and among GLDD, Aldabra, Aldabra Merger Sub, L.L.C., and certain of their respective stockholders as representatives of the parties to the merger agreement.  The incremental consideration (positive or negative, not to exceed 7,500,000 shares) is based on the amounts, as of the end of the day before the closing, by which (i) GLDD’s net indebtedness is greater or less than $250,000,000, (ii) GLDD’s net working capital is greater or less than $47,097,000, and (iii) Aldabra’s net working capital is less than $50,000,000.  The Share of the Company’s Common Stock not released from escrow to the former GLDD shareholders will be returned to the Company for no consideration and will be cancelled.  Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                                   Material to be filed as Exhibits.

Exhibit 99.1—Schedule 13D Joint Filing Agreement, dated  January 5, 2007, by and among MDCP IV and MDP IV

Exhibit 99.2—Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-A filed with the Commission on December 26, 2006)

Exhibit 99.3—Investor Rights Agreement, dated as of December 26, 2006, between (incorporated by reference to Exhibit 10.17 to Aldabra Acquisition Corporation’s Current Report on Form 8-K filed with the Commission on December 26, 2006)

Exhibit 99.4—Adjustment Escrow Agreement by and among Aldabra Acquisition Corporation, the Company and Wells Fargo Bank, National Association, as escrow agent (incorporated by reference to Exhibit 10.18 to Aldabra Acquisition Corporation’s Current Report on Form 8-K filed with the Commission on December 26, 2006)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 5, 2007

Madison Dearborn Capital Partners IV, L.P.

By:          Madison Dearborn Partners IV, L.P.

Its:          General Partner

By:          Madison Dearborn Partners, L.L.C.

Its:          General Partner

By:          /s/ Samuel M. Mencoff

Name:     Samuel M. Mencoff

Its:          Managing Director

Madison Dearborn Partners IV, L.P.

By:          Madison Dearborn Partners, L.L.C.

Its:          General Partner

By:          /s/ Samuel M. Mencoff

Name:     Samuel M. Mencoff

Its:          Managing Director

SCHEDULE A

Persons Controlling MDP IV:  John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to vote or dispose of the shares held by MDCP.  The general partner of MDP IV is Madison Dearborn Partners, L.L.C., a Delaware limited liability company, whose principal business is serving as the general partner and/or investment manager of MDP IV and certain other affiliated investment funds.  Madison Dearborn Partners, L.L.C. is managed by a board of managers, which currently consists of John A. Canning, Jr. The principal business address of each of these individuals and of Madison Dearborn Partners, L.L.C. is c/o Madison Dearborn Partners, L.L.C., 70 W. Madison, Suite 3800, Chicago, Illinois  60602, telephone (312) 895-1000.  Each of these persons is a United States citizen.